UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-K and Form 10-KSB  Form 20-F |_|  |_| Form 11-K
             |_| Form  10-Q and Form 10-QSB |_| |_| Form N-SAR

            For Period Ended: December 31, 1998
            [ X ]     Transition Report on Form 10-KSB    Commission File No.:
            [   ]     Transition Report on Form 20-F         0-26600
            [   ]     Transition Report on Form 11-K
            [   ]     Transition Report on Form 10-Q
            [   ]     Transition Report on Form N-SAR

            For the Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                             NAPTAU GOLD CORPORATION
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Full Name of Registrant

                                       N/A
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Former Name if Applicable

                               5391 Blundell Road
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Address of Principal Executive Office (Street and Number)

                           Richmond BC Canada V7C 1H3
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and then registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

      X   (a)     The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable effort or expense;
      X   (b)     The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c)     The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Registrant's auditor has not completed its review of the Registrant's Financial Statements.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

            Edward D. Renyk     604               277-5252
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            (Name)              (Area Code)       (Telephone Number)

(2) Have all other periodic reports required Under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).|X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?   Yes  |X|   No |_|

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                             NAPTAU GOLD CORPORATION
                  -------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 1, 1999        By  /s/ Edward D. Renyk
     -------------            ---------------------
                              Name:  Edward D. Renyk
                              Title: President and Principal Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional mistatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

EX-99
Cover Letter

            [LETTERHEAD OF PHILLIPS NIZER BENJAMIN KRIM & BALLON LLP]

                                  April 1, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn.:  Form 12b-25

Dear Sirs:

      On behalf of Naptau Gold Corporation, a Delaware corporation (the "Company"), we are filing through the EDGAR system the Company's Form 12b-25 with respect to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998.

                                          Very truly yours,


                                          /s/ Vincent J. McGill
                                          ---------------------
                                          Vincent J. McGill